July 13, 2026

Mr. Ken Ellington, Staff Accountant

Division of Investment Management, Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Kayne Anderson BDC, Inc.
Annual Report on Form 10-K for the fiscal year ended December 31, 2025
File No. 814-01363

Dear Mr. Ken Ellington:

On behalf of Kayne Anderson BDC, Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to oral comments given on June 15, 2026 by Ken Ellington relating to the Company’s Annual Report on Form 10-K (File No. 814-01363) for the fiscal year ended December 31, 2025 filed with the Commission on March 2, 2026.

For the Staff’s convenience, we have repeated below each of the Staff’s comments in italics and have followed such comment with the Company’s response. We have restated the substance of those comments to the best of our understanding.

1.	In the footnote to the schedule of investments that identifies Level 3 holdings, please disclose that the value was determined using significant unobservable inputs as required by Article 12-12, footnote 9 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and confirms that in the future it will revise the footnote to the Schedule of Investments in its Quarterly Reports on Form 10-Q and its next Annual Report on Form 10-K to reflect that the value of Level 3 holdings was determined using significant unobservable inputs as required by Article 12-12, footnote 9 of Regulation S-X consistent with the following:

Unless otherwise noted, security is a Level 3 holding. As of December 31, 2025, the aggregate value of Level 3 securities held by the Company was $2,151,743. The value of each investment was determined using unobservable inputs. See Note 5 – Fair Value.

2.	Please disclose the amount of income generated that is non-recurring and describe the impact of non-recurring fees on earnings and/or yield in the MD&A or in the financial statements.

Response: The Company acknowledges the Staff’s comment and confirms that in the future it will include disclosure regarding non-recurring income in the MD&A or in the notes to its financial statements in its Quarterly Reports on Form 10-Q and its next Annual Report on Form 10-K consistent with the following:

July 13, 2026

Revenue Recognition

We do not accrue as a receivable interest on loans and debt securities for accounting purposes if we have reason to doubt our ability to collect such interest. OIDs, upfront loan origination fees, amendment fees, market discounts or premiums are accreted or amortized using the effective interest method as interest income. ~~We record prepayment premiums on loans and debt securities as interest income.~~ Prepayment premiums, accelerated accretion of upfront loan origination fees from unscheduled paydowns, and amendment fees that are earned at closing are generally considered non-recurring interest income.

Investment Income

Investment income for the years ended December 31, 2025 and 2024 totaled $235.8 million and $213.1 million, respectively, and consisted primarily of interest income on our debt investments. For the years ended December 31, 2025 and 2024, we had $9.1 million and $2.7 million, respectively, of PIK interest included in interest income. Additionally, for the years ended December 31, 2025 and 2024, $[_] million and $[_] million, respectively, of non-recurring interest income (e.g., prepayment premiums and accelerated accretion of upfront loan origination fees from unscheduled paydowns, and amendment fees that are earned at closing) was included in interest income.

3.	Please supplementally provide the percentage of the BDC’s net assets invested in unitranche loans. The Staff may have additional comments depending on the amount.

Response: As of March 31, 2026, the Company invested 4.6% of its net assets in unitranche loans, consisting of debt investments in three entities: Arborworks Acquisition, LLC; PMFC Holding, LLC; and Centerline Communications, LLC.

4.	Please include incentive fee examples in future 10-K filings.

Response: The Company acknowledges the Staff’s comment and confirms that in the future it will include incentive fee examples in its next Annual Report on Form 10-K consistent with the examples provided on pages 127-134 of its Registration Statement on Form N-2 (File No. 333-278414), filed by the Company with the Commission on May 13, 2024, and declared effective on May 21, 2024.

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If you have any questions regarding this submission, please contact Will Burns at (713) 860-7352.

Thank you for your time and attention.

Sincerely,

/s/ Will Burns
Will Burns
of PAUL HASTINGS LLP